Room 4561

      June 13, 2005

Mr. Edward Munden
Director, Chairman, President and
Chief Executive Officer
DataJungle Software, Inc.
1 Hines Road, Suite 202
Ottawa, Ontario, Canada K2K 3C7


      Re:	DataJungle Software, Inc.
   Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
   File No. 001-05996

Dear Mr. Munden:

      We have reviewed your filings and have the following comments.
Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Report of Independent Registered Public Accounting Firm, page 33
1. We note that your audit report was signed by an audit firm based in Ottawa, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

Note 10. Promissory Note Payable to Related Party, page 48
2. We note you have a note payable to a related party that is convertible into common stock. Provide to us your analysis of any beneficial conversion features that may have existed related to this convertible note and your accounting treatment for any such features.
Also, tell us how you considered EITF 98-5 and EITF 00-27 in accounting for the related party notes payable.

Note 11. Stockholders` Deficiency, page 49

3. We note you incurred $290,011 of issuance costs related to the sale of your common stock to certain investors during the year ended
December 31, 2004. Provide us with a detailed listing of these fees by major category and who these fees were paid to. Also tell us how you determined the 294,075 shares issued in exchange for such costs.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Mr. Edward Munden
DataJungle Software, Inc.
June 13, 2005
Page 1